UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

         In the Matter of

NATIONAL FUEL GAS COMPANY                                     THIRTEENTH
NATIONAL FUEL GAS DISTRIBUTION CORPORATION                    CERTIFICATE
NATIONAL FUEL GAS SUPPLY CORPORATION                          PURSUANT TO
SENECA RESOURCES CORPORATION                                  RULE 24
HIGHLAND FOREST RESOURCES, INC.
         (F/K/A HIGHLAND LAND & MINERALS, INC.)
LEIDY HUB, INC.
DATA-TRACK ACCOUNT SERVICES, INC.
NATIONAL FUEL RESOURCES, INC.
HORIZON ENERGY DEVELOPMENT, INC.
SENECA INDEPENDENCE PIPELINE COMPANY
NIAGARA INDEPENDENCE MARKETING COMPANY
UPSTATE ENERGY INC. (F/K/A NIAGARA ENERGY TRADING INC.)
NFR POWER, INC.

File No. 70-9153
(Public Utility Holding Company Act of 1935)

        THIS IS TO CERTIFY, pursuant to Rule 24, that certain transactions proposed by National Fuel Gas Company ("National"), and its subsidiaries: National Fuel Gas Distribution Corporation ("Distribution Corporation"), National Fuel Gas Supply Corporation ("Supply Corporation"), Seneca Resources Corporation ("Seneca"), Highland Forest Resources, Inc., formerly known as Highland Land & Minerals, Inc., ("Highland") on its own behalf and as successor by merger to Utility Constructors, Inc. ("UCI"), Leidy Hub, Inc. ("Leidy"), Data-Track Account Services, Inc. ("Data-Track"), National Fuel Resources, Inc. ("NFR"), Horizon Energy Development, Inc. ("Horizon Energy"), Seneca Independence Pipeline Company ("SIP"), Niagara Independence Marketing Company ("NIM"), Upstate Energy Inc., formerly known as Niagara Energy Trading Inc., ("Upstate"), and NFR Power, Inc. ("Power") (collectively, the "Subsidiaries"), in their Application-Declaration on Form U-1, as amended, ("Application-Declaration") in SEC File No. 70-9153, have been carried out in accordance with the terms and conditions, and for the purposes as represented by said Application-Declaration, and the Order of the Securities and Exchange Commission ("Commission") (HCAR No. 35-26847 dated March 20, 1998) with respect thereto, as amended.

1.  EXTERNAL FINANCING BY NFG

BORROWING BY NATIONAL

a.  Short-term Debt

        National borrowed funds by issuing commercial paper and/or short-term notes (in all cases having maturities of no more than 270 days) to banks or other financial institutions during the quarter ended March 31, 2001 (“Quarter”) as summarized below:

At Beginning     At End          Maximum Level             Minimum Level
 of Quarter    of Quarter   of Such Short-term Debt   Of Such Short-term Debt

$12,500,000    $9,800,000         $12,600,000               $9,800,000

b.  Long-term securities

(1)  Long-Term Debt Securities; Preferred Stock

        During the Quarter, National did not sell any long-term debt securities (i.e. debt with maturities in excess of 270 days). National has no preferred stock outstanding.

(2)  Stock Issuance Plans

        During the Quarter, National issued the following shares of common stock through the following plans ("Stock Issuance Plans"):

                              Number of          Number of Shares Exchanged as
Name of Plan                  Shares Issued      Consideration For Share Issuances

Direct Stock Purchase and
Dividend Reinvestment Plan     28,130                             N/A

Tax Deferred Savings           29,650                             N/A
Plans [401(k)]

Retainer Policy for               840                             N/A
Outside Directors

1997 Award & Option Plan       20,247                             -0-

1993 Award & Option  Plan      37,063                             924

1984 Stock Plan                 4,326                           3,429

1983 Incentive Stock Option
Plan                            5,800                             -0-

Total Number of               126,056                           4,353
Shares Issued/Exchanged

Net New Shares                121,703

Aggregate gross consideration received upon issuance of 126,056 shares:  $5,437,596.89.

        Effective November 1, 1999, National combined its former Customer Stock Purchase, and Dividend Reinvestment and Stock Purchase Plans into a new plan known as the National Fuel Direct Stock Purchase and Dividend Reinvestment Plan. The purpose of is to promote the long-term ownership of National’s common stock by allowing for the purchase thereof directly from National, through cash purchases and through reinvestment of cash dividends.

        The purpose of National’s two Tax-Deferred Savings Plans is to encourage certain employees of National and of its Subsidiaries to provide for their retirement needs by providing opportunities for long-term capital accumulation, to promote ownership of National’s common stock among certain employees, to provide an attractive employee benefit, and to keep National’s employee benefit program competitive with programs offered by other corporations.

        The purpose of National’s Retainer Policy for outside directors is to pay outside directors a portion of their annual retainer in common stock of National. This promotes the long-term ownership of National’s common stock by outside directors.

        National adopted its four award and option plans in order to attract, retain and motivate key employees of outstanding ability. These plans were intended to provide an incentive to key employees to maximize the long-range profits, revenues, and financial integrity of National by increasing the personal stake of those employees in the continued success and growth of National, and by providing significant incentives to their continuation of employment at National and its Subsidiaries.

        During the Quarter, the Compensation Committee of the Board of Directors of National did not award any stock appreciation rights, stock options or shares of restricted stock.

(3)  Compliance With Parameters Concerning Long-Term Securities

        During the Quarter, all long-term debt of National had bond ratings of "investment grade", and National's common equity (as reflected in its Form 10-K) did not fall below 30% of National's consolidated capitalization.

c.  Hedging Transactions

        During the Quarter, National did not enter into any hedges or other derivative transactions as contemplated by the Application-Declaration either pursuant to a Hedge Program or an Anticipatory Hedge Program.

d.  Other Securities

        During the Quarter, National did not issue other types of securities (“Other Securities”).

2.  MONEY POOL

        During the Quarter, National coordinated the borrowing requirements of Subsidiaries through the system money pool (“Money Pool”). Money Pool activities included:

         a.  National sold commercial paper during the Quarter, through Merrill Lynch Money Markets, Inc., Chase Securities, Inc., J.P. Morgan Securities Inc. and/or Goldman, Sachs & Co. The proceeds thereof which were not needed for National's own corporate purposes were loaned by National to certain Subsidiaries that borrowed either directly or through the Money Pool during the Quarter.

                                             Commercial Paper Outstanding
                                Maximum Amount      Minimum Amount
At Beginning      At End      Outstanding During   Outstanding During
  of Quarter    of Quarter         Quarter              Quarter

$200,000,000   $200,000,000     $200,000,000        $185,000,000

         b.   National issued short-term notes to banks or other financial institutions during the Quarter. The proceeds thereof which were not needed for National’s own corporate purposes were loaned by National to certain Subsidiaries that borrowed either directly or through the Money Pool during the Quarter.

       National's External Bank/Financial Institution Borrowings Outstanding (Money Pool)
                                 Maximum Amount       Minimum Amount
At Beginning      At End       Outstanding During   Outstanding During
  of Quarter    of Quarter          Quarter              Quarter

$241,800,000   $172,500,000      $280,500,000         $95,500,000

         c.   The maximum aggregate amount of external short-term debt borrowed by National (for its own use and for the Money Pool) at any time during the Quarter was $443,200,000, and the maximum aggregate amount that National and its Subsidiaries lent to other Subsidiaries participating in the Money Pool at any time during the Quarter was $571,200,000.

         d.  The following table lists cash balances that National and certain Subsidiaries (i.e., Subsidiaries with surplus funds) loaned to other Subsidiaries that borrowed through the Money Pool during the Quarter:

                                                 Cash Balances Loaned Through the Money Pool
                 At Beginning      At End
                  of Quarter     Of Quarter     Maximum       Minimum
                  ----------     ----------     -------       -------

National         $59,200,000    $62,900,000   $64,700,000   $55,700,000
Distribution               0              0             0             0
Supply                     0              0             0             0
Seneca            26,900,000     28,800,000    28,800,000    24,900,000
Highland                   0              0             0             0
Leidy                800,000        800,000       800,000       800,000
Data-Track           700,000        700,000       700,000       700,000
NFR                        0              0             0             0
Horizon Energy             0        300,000     2,600,000       300,000
SIP                        0              0             0             0
NIM                        0              0             0             0
Upstate                    0              0             0             0
Power                      0              0             0             0

         e.   The following table lists cash balances that certain Subsidiaries borrowed through the Money Pool during the Quarter. National does not borrow from its Subsidiaries through the Money Pool or otherwise. In addition, neither Horizon Energy nor Power borrow from the Money Pool.

                                                                       Borrowings from the Money Pool
                   At Beginning      At End          Maximum        Minimum
                    of Quarter     of Quarter       Borrowed        Borrowed

Distribution       $134,700,000    $90,800,000    $150,000,000   $ 12,100,000
Supply               34,000,000     45,000,000      52,400,000     33,200,000
Seneca              229,400,000    209,600,000     270,000,000    201,700,000
UCI                           0              0               0              0
Highland             55,000,000     58,200,000      55,000,000     58,300,000
Leidy                         0              0               0              0
Data-Track                    0              0               0              0
NFR                  48,400,000     43,800,000      56,400,000     19,500,000
Horizon Energy                0              0               0              0
SIP                  12,200,000     12,300,000      12,300,000     12,100,000
NIM                           0              0               0              0
Upstate              15,700,000      6,300,000      23,900,000      6,300,000

3.  USE OF PROCEEDS

         National has used the proceeds of the aforementioned issuances of short-term debt, and the borrowing Subsidiaries have used the proceeds of their Money Pool borrowings, for acquisitions, capital expenditures, working capital needs, for the retirement or redemption of securities, or for other general corporate purposes.

4.  EXTERNAL FINANCING BY DISTRIBUTION

         During the Quarter, Distribution did not engage in external financing.

5.  FINANCING ENTITIES

        During the Quarter, National and its nonutility Subsidiaries did not organize new corporations, trusts, partnerships or other entities created for the purpose of facilitating financing.

6.  GUARANTEES BY NATIONAL

         During the Quarter, National made guarantees on behalf of its Subsidiaries in the aggregate amount of $121,300,000. The maximum amount of guarantees or credit support that National had outstanding to its Subsidiaries at any time during the quarter was $511,660,000.

         All guarantees relate to gas transportation, purchases or sales, or other credit support agreements relating to the Subsidiaries’ existing businesses.

7.   ACQUISITIONS OF EWGS, FUCOS AND RULE 58 COMPANIES

         During the Quarter, neither National nor any of its Subsidiaries made any investments in entities that had been designated as exempt wholesale generators (EWGs) (except for Power’s ongoing development activities in accordance with its EWG status) or foreign utility companies (FUCOs), and neither National or any of its Subsidiaries made any investments in energy-related companies and gas-related companies under Rule 58 other than loans reported herein or on National’s Form U-6B-2 or Form U-9C-3 for the Quarter.

         The aggregate investment of National and its Subsidiaries in EWGs and FUCOs does not exceed the limits set forth in the Commission’s Rule 53.

SIGNATURES

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Thirteenth Certificate Pursuant to Rule 24 to be signed on their behalf by the undersigned thereunto duly authorized.

NATIONAL FUEL GAS COMPANY

By:  /s/ P. C. Ackerman
        P. C. Ackerman
        President

NATIONAL FUEL GAS DISTRIBUTION
CORPORATION

By:  /s/ D. F. Smith
         D. F. Smith
         President

SENECA RESOURCES CORPORATION

By:  /s/ J. A. Beck
         J. A. Beck
         President

NATIONAL FUEL GAS SUPPLY CORPORATION

By:  /s/ D. J. Seeley
         D. J. Seeley
         President

NATIONAL FUEL RESOURCES, INC.

By:  /s/ W. M. Petmecky
         W. M. Petmecky
         Secretary/Treasurer

HORIZON ENERGY DEVELOPMENT, INC.

By:  /s/ P. C. Ackerman
         P. C. Ackerman
         President

HIGHLAND FOREST RESOURCES, INC.

By:  /s/ J. A. Beck
         J. A. Beck
         President

DATA-TRACK ACCOUNT SERVICES, INC.

By:  /s/ P. C. Ackerman
         P. C. Ackerman
         President

LEIDY HUB, INC.

By:  /s/ W. E. DeForest
         W. E. DeForest
         President

SENECA INDEPENDENCE PIPELINE COMPANY

By:  /s/ W. E. DeForest
         W. E. DeForest
         President, Secretary & Treasurer

NIAGARA INDEPENDENCE MARKETING COMPANY

By:  /s/ C. H. Friedrich
         C. H. Friedrich
         Treasurer

UPSTATE ENERGY INC.

By:  /s/ C. H. Friedrich
         C. H. Friedrich
         Treasurer

NFR POWER, INC.

By:  /s/ B. H. Hale
         B. H. Hale
         President

Dated:  May 23, 2001